FFTW Funds, Inc.
N-SAR Filing dated 02/27/2003

Item 77Q1

77B

The Independent Auditor Report is attached.

77C & 77I

On December 24, 2002, the Sole Shareholder of the Inflation-Indexed Hedged Portfolio executed a Unanimous Written Consent approving changes, effective January 1, 2003, to the Portfolio's investment policies to permit the Portfolio to invest primarily in inflation-indexed securities denominated in U.S. dollars, to eliminate the requirement that the Portfolio seek to hedge at least 65% of its assets and to change the name of the Portfolio from the Inflation-Indexed Hedged Portfolio to the U.S. Inflation-Indexed Portfolio.

77J

On October 16, 2002, the FFTW Emerging Markets Portfolio purchased a new position in a Republic of Argentina Bond, ISIN US040114FC91. The security was in default when purchased; however, the fund accrued interest on the bond up through January 6, 2002 in error. This interest accrual overstated the NAVs released on November 29, 2002 through January 3, 2003.


Item 77Q3

Section (a)(i): The President/Principal Executive Officer and Treasurer/Principal Financial Officer have concluded that, based on their evaluation, the disclosure controls and procedures of the FFTW Funds, Inc. are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

Section (a)(ii): There were no significant changes in FFTW Funds, Inc. internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Section (a)(iii): Certifications of the President/Principal Executive Officer and Treasurer/Principal Financial Officer of the FFTW Funds, Inc. are attached.